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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                           Commission File Number: <>

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1850




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                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator of
  Community Shores Bank 401(K) Plan
Muskegon, Michigan


We have audited the accompanying statements of net assets available for benefits of the Community Shores Bank 401(k) Plan ("the Plan") as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-schedule of assets (held at the end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                               Crowe, Chizek and Company LLP

Grand Rapids, Michigan
May 17, 2001

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                                                                              1.

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                        COMMUNITY SHORES BANK 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

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
                                                                                          2000             1999
                                                                                          ----             ----
ASSETS
     Investments, at fair value (Notes 2 and 4)
         Pooled separate accounts                                                     $    294,448     $    231,732
         Common stock                                                                       15,170                0
                                                                                      ------------     ------------
                                                                                           309,618          231,732
     Receivables
         Employer contribution                                                               2,391              942
         Participants' contributions                                                         4,303            1,580
                                                                                      ------------     ------------
                                                                                             6,694            2,522
                                                                                      ------------     ------------


NET ASSETS AVAILABLE FOR BENEFITS                                                     $    316,312     $    234,254
                                                                                      ============     ============

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                See accompanying notes to financial statements.


                                                                              2.

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                        COMMUNITY SHORES BANK 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

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
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income                                                                                      (64,284)
     Net depreciation in fair value of
       common stock                                                                                          (2,116)
                                                                                                       ------------
         Net investments loss from pooled
           separate accounts                                                                           $    (66,400)

     Contributions
         Employer                                                                                            58,386
         Participants                                                                                       106,319
                                                                                                       ------------
                                                                                                            158,011
                                                                                                       ------------

Total additions                                                                                              91,611

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Investment management expenses                                                                           3,122
     Benefits paid to participants                                                                           13,125
                                                                                                       ------------
         Total deductions                                                                                    16,247
                                                                                                       ------------

NET INCREASE                                                                                                 75,364

Net assets available for benefits
     Beginning of year                                                                                      234,254
                                                                                                       ------------

     End of year                                                                                       $    316,312
                                                                                                       ============


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                See accompanying notes to financial statements.


                                                                              3.

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                        COMMUNITY SHORES BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 1 - DESCRIPTION OF PLAN

The following description of the community Shores 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Community Shores Bank (the Bank), effective January 1, 1999. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed six months of service and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2000, the Bank made matching contributions equal to 75% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals, rollovers and employer matching contributions. Investment management service fees are paid by the participant and netted against investment earnings.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions and employer contributions plus actual earnings thereon.

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                                  (Continued)

                                                                              4.

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                        COMMUNITY SHORES BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant or his or her beneficiary may elect to receive the vested portion in the participant's account in a lump-sum amount.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor. Investment management service fees are paid by the participant.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: Common stock is stated at fair value using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. All other investments are held by an insurance company designated by the Plan administrator. The fair values of the participation units owned by the Plan in insurance company pooled separate accounts are based on quoted redemption values as of the last business day in the Plan's year.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

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                                  (Continued)

                                                                              5.

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                        COMMUNITY SHORES BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at year-end.

                                                                                           2000             1999
                                                                                           ----             ----
     INVESTMENTS AT FAIR VALUE AS DETERMINED BY
       QUOTED MARKET PRICE
         Shares pooled separate accounts of Manulife Financial:
              Growth and Income Fund, 822 and 552 shares,
                respectively                                                          $     33,203     $     21,180
              High Quality Bond Fund, 169 and 84 shares,
                respectively                                                                23,632           11,312
              Index Stock Fund, 94 and 54 shares, respectively                              62,349           40,315
              Growth Opportunities Fund, 1,014 and 649 shares,
                respectively                                                                55,354           44,347
              Science and Technology Fund, 1,706 and 1,110
              shares, respectively                                                         106,600          107,477


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank. The Plan's investment in pooled separate accounts as of December 31, 2000 and 1999 reflect party-in-interest transactions as the issuer of the securities, Manulife Financial, is also the custodian of these Plan assets.

During 2000, the Plan, under employee direction, purchased 2,920 shares of Community Shores Bank Corporation common stock for a total purchase price of approximately $17,296. There were no sales of common stock during 2000.

The Plan also held the following party-in-interest investments (at fair value):

                                                                                               December 31,
                                                                                           2000            1999
                                                                                           ----            ----
     Community Shores Bank Corporation - Common Stock                                 $     15,170     $          0
     Pooled separate accounts of Manulife Financial                                   $    294,448     $    231,732


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                                  (Continued)

                                                                              6.

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                        COMMUNITY SHORES BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated April 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Management of the Plan believes the Plan is being operated in accordance with the terms of the Plan document.



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                                                                              7.

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                              SUPPLEMENTAL SCHEDULE



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                        COMMUNITY SHORES BANK 401(K) PLAN
      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT THE END OF THE YEAR
                                December 31, 2000

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Name of plan sponsor:  Community Shores Bank
Employer identification number:  38-348092
Three-digit plan number:  001


                                                              (C)
                                                   Description of Investment
                       (B)                         Including Maturity Date,
               Identity of Issue,                      Rate of Interest,                                    (E)
                Borrower, Lessor,                     Collateral, Par or                 (D)              Current
(A)             or Similar Party                        Maturity Value                  Cost               Value
---             ----------------                        --------------                  ----               -----
   *       Manulife Financial                  Money Market Fund, 12 shares                         $         1,078
   *       Manulife Financial                  High-Quality Bond Fund,
                                                 169 shares                                                  23,632
   *       Manulife Financial                  Growth and Income Fund,
                                                 822 shares                                                  33,203
   *       Manulife Financial                  Index Stock Fund, 94 shares                                   62,349
   *       Manulife Financial                  Growth Opportunities Fund,
                                                 1,014 shares                                                55,354
   *       Manulife Financial                  International Stock Fund,
                                                 610 shares                                                  12,232
   *       Manulife Financial                  Science and Technology Fund,
                                                 1,706 shares                                               106,600
   *       Community Shores                    Community Shores Bank Corporation
             Bank Corporation                    common stock, 2,920 shares                                  15,170
                                                                                                    ---------------

                                                                                                    $       309,618
                                                                                                    ===============





*      Denotes party-in-interest

(d) Investment is participant directed, therefore historical cost information is not required.

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                                                                              8.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         COMMUNITY SHORES BANK 401(K) PLAN

    Date: June 27, 2001                  /s/ Tracey A. Welsh
                                         ---------------------------------------
                                             VP Controller Community Shores Bank
                                             Plan Trustee


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                                INDEX TO EXHIBITS


EXHIBIT NO.                     DESCRIPTION

   23                           Consent of Independent Public Accountants